SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press Release dated September 5, 2005 announcing France Telecom new organization and Executive Committee.

Paris, September 5, 2005

New organization and Executive Committee at France Telecom to ensure success of NExT

Didier Lombard, Chief Executive Officer of France Telecom, has reinforced and simplified France Telecom’s organization and introduced a new management team to accelerate the implementation of the NExT program.

With this new organization, the Group has now taken all the appropriate steps to address the challenges of NExT and achieve its ambitious goals: to create and deliver convergent and innovative services for all its clients, while consolidating its operational performance and its financial balance.

France Telecom’s Executive Committee and decision making bodies are now in a position to:

•	Deliver on the promise of integration for the benefit of all its customers

•	Reinforce the Group’s internationalization

•	Ensure greater efficiency and speed in decision making

•	Strengthen the Group’s culture of performance and continuous improvement

Driving the implementation of NExT

Four functions are created around the Chief Executive Officer to drive the implementation of NExT and ensure its success:

•	NExT Financial Balance and Value Creation, to ensure that the Group meets its commitments in terms of financial targets and value creation;

•	NExT Strategic Marketing, to create Group-wide strategic marketing, supported by a « Technocentre », ensuring speed and consistency in the development of convergent offers;

•	NExT Transformation, to guarantee the progress and coherence of all essential transformation programs for the operational success of NExT, and ensure that the objectives are met within the defined timeframe;

•	NExT Human Resources and Skills, to drive development and evolution of the skills of employees and management, in particular with the “ACT” program: Anticipation, Competence for Transformation.

Didier Lombard has appointed experienced and well recognized executives in these essential four functions for the success of NExT. They have been chosen both within and outside the Group: Michel Combes, for NExT Financial Balance and Value Creation; Georges Penalver, for NExT Strategic Marketing; Louis-Pierre Wenes, for NExT Transformation; and Olivier Barberot for NExT Human Resources and Skills.

Achieving two essential priorities

•	To reinforce the Group’s internationalization, two new teams will report to Didier Lombard. International Strategy Development, led by Sanjiv Ahuja, will focus on analyzing opportunities for international development and monitoring the internationalization of the Group’s organization, culture and environment. Group Globalization and Cohesiveness, led by Michel Davancens, will aim to identify new talents throughout the Group, and accelerate best practice exchange between all Group entities.

•	Also reporting directly to Didier Lombard, a new team led by Didier Quillot will drive Brand Evolution within the Group over the coming 18 months, as was announced as part of the NExT program last June.

A new governance for improved efficiency and speed in decision making

This new governance includes in particular the:

•	Creation of a Strategic Committee within the Executive Committee of the Group. The Strategic Committee, meeting weekly, makes strategic decisions and ensures the monitoring of Group performance, the review and resolution of key issues, the validation of operational and financial objectives. This Committee led by Didier Lombard includes the four executives responsible for driving NExT, the executives in charge of « International Strategic Development » and « Network, Carriers and IT », and the Corporate General Secretary of the Group;

•	Enlargement of the Executive Committee, to reinforce the cohesion of the Group, with permanent guests : The Managing Director of TP SA, the CEOs of Orange France and Orange UK, the Permanent Representative in Brussels and the General Counsel of the Group;

•	Adoption of clearer and simpler decision making rules to prepare the Executive Committee’s decisions, and monitor their implementation, follow-up and evaluation.

The Executive Committee includes:

Didier Lombard, Chief Executive Officer (*)

NExT Key Drivers

Michel Combes, NExT Financial Balance and Value Creation (*)

Georges Penalver, NExT Strategic Marketing (*)

Louis-Pierre Wenes, NExT Transformation (*)

Olivier Barberot, NExT Human Resources and Skills (*)

Operational Divisions

Olivier Sichel, Home

Sanjiv Ahuja, Personal

Barbara Dalibard, Enterprise

Patricia Langrand, Content

Benoît Eymard, Sales and Services France

Jean-Paul Cottet, International

Missions

Sanjiv Ahuja, International Strategy Development (*)

Michel Davancens, Group Globalization and Cohesiveness

Didier Quillot, Branding Evolution

Performance Divisions

Jean-Philippe Vanot, Network, Carriers and IT (*)

Pascal Viginier, Research and Development

Marc Fossier, Technology

Support Functions

Stéphane Pallez, Finance

Guy-Patrick Cherouvrier, Human Resources

Jean-Yves Larrouturou, Corporate General Secretary (*)

Jacques Champeaux, Regulation

Marc Meyer, External Communication

Louis-Pierre Wenes, Sourcing

(*)	members of the Strategic Committee

Press contacts: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 6, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information